Mail Stop 3720

April 24, 2006

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15A
125124 Moscow, Russia

      Re: **CTC Media, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed April 11, 2006
               File No. 333-132228

Dear Mr. Rodnyansky:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Prospectus Summary, page 1

1.   Where you state that your business model "allows [you] to maintain a lower level of investment in infrastructure while seeking to ensure continued presence in key cities," please clarify, if true, that you do not believe that the higher level of investment in infrastructure is worth the cost in towns and the more rural areas because the local advertising revenue potential is lower in those areas.

Recent Developments, page 2

2.   We note the disclosure you have added in response to prior comment 9. Please clarify
        what you mean by your statement that "[p]ress reports have indicated that there may be
        opportunities after adoption for modifications to the law to reflect industry interests."
        Please briefly describe the area(s) of the new law that could be modified and the basis for
        these reports. Please similarly address the potential modifications to the law in your
        management's discussion and analysis and business sections.

Summary Financial and Operating Data, page 6

Non- GAAP Financial data, page 7

3.   Include net income in the table of Non-GAAP Financial Data for each period.

4.   Reconcile OIBDA to net income, the most directly comparable GAAP performance
        measure.

Risk Factors, page 9

Recently adopted changes in Russian law . . ., page 9

5.   To the extent possible, please disclose the extent to which "some advertisers have argued
        that these agreements do not provide for renegotiation." Please update your disclosure to
        address the status of these negotiations so that investors can better assess the magnitude
        of possible impact on your business and financial condition.

Our relationships with the co-owners . . ., page 17

6.   As stated in your response to prior comment 26, please briefly describe how "unanimous
        … shareholder approval is required in certain limited circumstances, which could affect
        the Company's control over limited actions."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

Our Agreements with Video International, page 36

7.   Please disclose the substance of your response to prior comment 39 that the targets you
        describe are only for the purpose of the termination provisions and Video International is
        not required to meet these targets.

8.   We note that you have submitted an application for confidential treatment for portions of your advertising sales agreement with Video International. We will provide any comments on your application by separate letter. Please note that our review of your confidential treatment application may result in changes to your disclosure. Furthermore, any issues raised must be resolved prior to the effectiveness of your registration statement.

Stock-based compensation expense, page 39

9.   Please expand your response to prior comment 68 to tell us the estimated fair value of the common stock at the grant date of the stock option. In your response letter describe in more detail the specific estimates and assumptions you used in applying the income approach. Explain how you allocated the fair value of CTC Media among the common and preferred equity interests.

10.   Expand the disclosures at pages 39 and 40 to address the following:

°   Disclose in more detail and quantify the specific assumptions used in the valuation of the common stock underlying the one stock option granted during 2005, such as the discount rate, the discrete forecast period for estimated cash flows, and significant assumptions about changes in the level of cash flows during the forecast period.

°   Disclose the nature of the transactions referred to at page 39 that you used to confirm your internal valuations.

°   Disclose how you allocated the fair value of the company among the equity interests held by common and preferred stockholders.

°   In the first paragraph at page 40, disclose the estimated fair value of the stock underlying the option issued to your Chief Operating Officer.   If there is a significant difference between estimated fair value of your stock and the offering price, provide a more comprehensive discussion of the impact on the fair value of your common stock of each the factors described.

11.   We may have additional comments about your accounting for stock compensation when you include the estimated offering price in the document.

Business, page 56

12.   We note the disclosure you have added in response to prior comment 45; however, please briefly describe the specific services that Sony Pictures Television and A-Media Group typically provide under these arrangements. For example, are they completely responsible for producing the programming, or is this a collaborative effort?

13.   We note your response to prior comment 46. Please disclose that you are not substantially dependent upon your programming agreements with Sony and Walt Disney.

Regulation of the Russian Broadcasting Industry, page 77

14.   Please clarify who the "relevant authorities" are that monitor compliance with the terms of licenses. Also, since monitoring "on a periodic basis" could include a wide range of time, to the extent possible, please more specifically state how often these authorities monitor the licenses.

Principal and Selling Stockholders, page 100

15.   Disclose the substance of your response that ABH Holdings is a broker-dealer affiliate and that ABH Holdings purchased the company's securities in the ordinary course of business and, at the time of the purchase of the securities, "ABH Holdings Corporation and its affiliates did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities."

Underwriting, page 110

16.   Because of the apparent agreement to pay the incentive fee to the underwriters of up to 0.5% of the offering proceeds, please disclose this incentive fee arrangement in the underwriting section.

Consolidated Statements of Income, page F-4

17.   Expand the parenthetical disclosure for direct operating expenses to clarify that amortization of programming rights are also excluded.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz, Staff Accountant, at (202) 551-3358, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: (via facsimile 44 (20) 7645 2424)
        Trisha Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP